                                                                  EXHIBIT (99.1)


          CAMTEK LTD. ANNOUNCES 2001 FOURTH QUARTER & YEAR END RESULTS

  Q4 REVENUES $7.3 MILLION WITHIN GUIDANCE; LOSS PER SHARE OF $(0.13) EXCLUDING
   REORGANIZATION CHARGES, $(0.16) ALL INCLUSIVE; GROSS PROFIT MARGIN OF 41.6% REFLECTS CHANGE IN SALES MIX AND PRESSURE ON PRICES; FIRST MICRO ELECTRONICS
                            PRODUCT SALES, $800,000+

       YEAR 2001 REVENUES $44.1 MILLION; EARNING PER SHARE $0.02 EXCLUDING ALL-ONE-TIME CHARGES, $(0.17) LOSS PER SHARE ALL INCLUSIVE; Q1/02 REVENUES
                   WARNING DUE TO CONTINUED PCB INDUSTRY SLUMP

MIGDAL HAEMEK, Israel, March 5/PRNewswire-FirstCall/--Camtek Ltd. (Nasdaq:
CAMT), a developer, manufacturer and marketer of automated inspection systems and related software products that enhance processes and yields for the Printed Circuit Board (PCB), Advanced Substrates, and Microelectronics industries, today announced results for the fourth quarter and twelve months ended December 31, 2001.

Sales for the fourth quarter of 2001 decreased by 54.6% to $7.3 million from $16.1 million in the fourth quarter of 2000; these sales represent a 4.2% increase over sales of $7.0 million in the immediately preceding quarter ended September 30, 2001. Gross profit margins for the fourth quarter of 2001 were 41.6% compared to 54.9% for the fourth quarter of 2000, and 48% in Q3 2001. The reduced margins were due to a change in the sales mix to more basic systems with lower margins and continued pressure on prices. Selling, general and administrative expenses increased over the previous quarter due to the integration of the Inspectech acquisition, investments in the sales and marketing infrastructure for the Micro Electronics products, and increased provision for doubtful accounts. Camtek also reported the first sales of its Micro Electronic products, originally developed by Inspectech, for a total value of over $0.8 million.

The Company reported a net loss for the fourth quarter of $(2.9) million excluding one time reorganization charges, and $(3.5) million, or $(0.16) loss per share fully diluted, including such charges. This compares with a net profit of $3.6 million, or $0.16 earnings per share fully diluted, in the fourth quarter of 2000, and a net loss of $1.1 million excluding one-time charges and $(4.8) million, or $(0.22) loss per share, including such charges in Q3 2001. Included in the net loss was a $210,700 charge for financial losses, compared with $672,153 financial gains during the third quarter of 2002.

Sales for the twelve months ended December 31, 2001 were $44.1 million, a decrease of 17.0% over sales of $53.1 million in the twelve months ended December 31, 2000. Gross profit margins for the year 2001 was 51.0% compared to 54.5% for the year 2000. The Company reported a net earning for the year of $0.54 million excluding one-time charges, and a loss of $(3.7) million, or $(0.17) loss per share, including such charges, compared with a net profit of $10.9 million, or $0.57 earnings per share fully diluted, for the twelve months ended December 31, 2000.

"In 2001 the PCB industry, especially its major producers, experienced the full effect of the global economic downturn and electronics industry meltdown. We, in turn, suffered this virtually global freeze in capital spending by the PCB industry, as reflected in our reduction in sales in the third and fourth


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quarters of this year. This overshadowed and wiped out our relatively strong sales and earnings in the first half of the year. Camtek utilized this period of decreased sales activity to accomplish certain integration and development objectives. We completed construction of our new corporate headquarters, allowing us to integrate our previously separate groups and then to efficiently reorganize the Company along the three product divisions of PCB, HDI and Micro Electronics. We completed development of key new products, including the Orion 800 Family, Vega and Lynx for the PCB Division; the Pegasus for the HDI Division; and acquired Inspectech, which enabled us to offer the BIS and WIS for sale to the Micro Electronics industry. Sales of our newly introduced products for the Micro Electronics industries are not yet significant enough to compensate for the PCB industry recession, while our progress in the introduction of the Pegasus to the HDI market is in the final stages of field testing with potential customers and we are already negotiating our first conditional orders," said Rafi Amit, Camtek Chief Executive Officer.

Mr. Amit continued: "The most significant news of the fourth quarter is our first sales of our Micro Electronic products, at a value of over $800,000, among them the first BIS model for 3D wafer bumps inspection. These products were developed by Inspectech, which we acquired at the end of September, and are now in an advanced introductory stage for sales to the Micro Electronics markets. Our new products for the HDI and Micro Electronics industries are directed at unsaturated markets with, we believe, high potential for high growth rates. When the economic upturn begins and budgets are released, we expect these markets to be quite receptive to the introduction of commercially viable products. Our R&D, sales support and customer service units are in place, and we are well positioned to take advantage of the increased demand we expect to see as we roll out these products."

"During the past six months we have strongly focused on the expenses side, implementing tight budget control measures and significant cost cutting including:

         o a reduction in headcount from 290 employees at its peak to 253 at year end;
         o   salary cuts of 10-15% for most employees;
         o substantial cuts on subcontractors, consultants and other outsourcing
         o   services;
         o   cost reductions in materials costs

In the fourth quarter, the costs associated with the Inspectech acquisition and integration masked much of the effects of our major cost cutting program in all expense areas, especially selling, general and administrative costs, cost of goods sold, and research and development."

He added, "Based upon our industry visibility as of today, we believe it is prudent to issue guidance regarding the first quarter and beyond. We have encouraging indications from our PCB customers including improving capacity utilization, improving book to bill ratios, and intentions to expand and add new capabilities during 2002 in order to meet the advanced technological requirements of their customers. Our sales people are also encountering improvement in leads and real prospects. However, we are not yet seeing a real improvement in sales. It seems apparent that an overall "wait and see" is occurring, with capital expenditure orders being delayed at least until the second or third quarter. We also believe that it will take at least another quarter for our HDI and Micro Electronics products to reach significant sales levels. Therefore, our revenues guidance for the first quarter of 2002 is in the range of $4.0 - 5.0 million. We shall, of course, continue to closely monitor the markets."


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The Company will host a conference call to discuss these results on Wednesday
March 6, at 11:00 A.M. EST/6:00 P.M. Israel time. To participate, please call 800-233-2795 (US), +1-785-832-1077 (International) and mention ID code: CAMTEK. The conference call will also be webcast live at http://www.videonewswire.com/CAMTEK/030602. It will also be available thereafter for replay on http://www.videonewswire.com/CAMTEK/030602 starting 1 PM EST on the day of the call. Calling 1-888-566-0154 or 1-402-220-9182 also starting 1 PM EST the day of the call can also access replay.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha'emek Israel, Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective automated inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, advanced substrates and microelectronics industries.

All trademarks are property of their respective owners.

Except for historical information, the matters discussed in this news release may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include declarations regarding the current intent, belief or expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements, including those regarding the ability to obtain new contracts, and future profitability involve a number of risks and uncertainties that could materially affect actual results. Such risks and uncertainties include our ability to keep pace with rapidly changing technology, a reduction in demand for our products, competition, acceptance of automated optical inspection systems and other items identified in the Company's registration statement filed with the Securities and Exchange Commission.

This press release and prior releases are available at http://www.camtek.co.il and http://www.portfoliopr.com.


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CONSOLIDATED BALANCE SHEET
(in thousands US$, except share data)

                                                                              DECEMBER 31,
                                                                          ------------------
                                                                            2000       2001
                                                                          -------    -------
                                                                          Audited    Audited
ASSETS
Current assets:
   Cash and cash equivalents                                                9,793      7,029
   Marketable securities                                                   26,592     13,908
   Accounts receivable - trade (net of allowance of $655 and $1,135)        9,989     13,818
   Inventories                                                             10,700     12,039
   Due from Priortech Ltd.                                                    994         --
   Due from affiliates                                                        148        374
   Other current assets                                                     3,169      2,322
                                                                          -------    -------

        Total current assets                                               61,385     49,490

Fixed assets, net                                                           3,818     11,225
Intangibles, net                                                               76         --
Deferred taxes                                                                448        306
                                                                          -------    -------

                                                                           65,727     61,021
                                                                          =======    =======

LIABILITIES
Current liabilities:
   Short-term bank credit                                                     931      4,816
   Accounts payable                                                         6,377      2,857
   Due to Priortech Ltd.                                                       --      1,114
   Other current liabilities                                                8,585      5,851
                                                                          -------    -------

        Total current liabilities                                          15,893     14,638

Long term loans                                                                --         55
Accrued severance pay, net of amounts funded                                   64        307
                                                                          -------    -------

                                                                           15,957     15,000
                                                                          -------    -------

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
   outstanding 22,096,002 shares in 2000 and 22,130,978 shares in 2001        112        112
Additional paid-in capital                                                 36,930     37,196
Unearned portion of compensatory stock options                                (69)      (162)
Accumulated other comprehensive loss:
   Unrealized holding loss on marketable securities                          (253)       128
Retained earnings                                                          13,050      9,339
Treasury stock (250,000 shares)                                                --       (592)
                                                                          -------    -------

                                                                           49,770     46,021
                                                                          -------    -------

                                                                           65,727     61,021
                                                                          =======    =======

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CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands US$, except per share data)

                                                    THREE MONTHS ENDED        YEAR ENDED
                                                       DECEMBER 31,          DECEMBER 31,
                                                  --------------------    ------------------
                                                     2000       2001       2000       2001
                                                  ---------  ---------    -------    -------
                                                  Unaudited  Unaudited    Audited    Audited
Revenues                                             16,099      7,314     53,125     44,068
Cost of revenues                                      7,266      4,274     24,156     21,582
                                                  ---------  ---------    -------    -------

Gross profit                                          8,833      3,040     28,969     22,486
                                                  ---------  ---------    -------    -------

Research and development costs:
   Expenses                                           2,245      2,371      7,037     12,651
   Less royalty-bearing participations
            from the Government of Israel               476         --      2,086         --
                                                  ---------  ---------    -------    -------

   Research and development costs, net                1,769      2,371      4,951     12,651
                                                  ---------  ---------    -------    -------

Selling, general and administrative expenses          4,074      3,760     12,310     14,178
Reorganization cost                                      --        616         --        616
                                                  ---------  ---------    -------    -------

Operating income (loss)                               2,990     (3,707)    11,708     (4,959)
Financial and other income (expenses), net              724       (198)        31      1,400
                                                  ---------  ---------    -------    -------

INCOME (LOSS) BEFORE INCOME TAXES                     3,714     (3,905)    11,739     (3,559)
Provision for income taxes                             (138)       424       (848)      (152)
                                                  ---------  ---------    -------    -------

NET INCOME (LOSS)                                     3,576     (3,481)    10,891     (3,711)
                                                  =========  =========    =======    =======

EARNINGS PER ORDINARY SHARE:
   BASIC                                               0.16      (0.16)      0.58      (0.17)
                                                  =========  =========    =======    =======

   DILUTED                                             0.16      (0.16)      0.57      (0.17)
                                                  =========  =========    =======    =======

WEIGHTED AVERAGE NUMBER OF
ORDINARY SHARES OUTSTANDING:
   BASIC                                             22,096     22,134     18,692     22,043
                                                  =========  =========    =======    =======

   DILUTED                                           22,615     22,134     19,202     22,043
                                                  =========  =========    =======    =======